Exhibit 99.1

ATTUNITY REPORTS 47% REVENUE GROWTH FOR THE FIRST QUARTER 2015
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Total license revenues grew 60% to $5.6 million

Burlington, MA – April 30, 2015 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three month period ended March 31, 2015.

Recent Operational Highlights:

•	Acquired Appfluent, which enables customers to optimize the economics and performance of Hadoop and Big Data analytics
•	Now offers Attunity Visibility the industry’s first product suite that analyzes Big Data usage patterns and then moves large data volumes and processing workload to Hadoop
•	Expanded Attunity Replicate solutions for Hadoop to include disaster recovery, consolidation of data, and tighter integration with data warehouses as well as expanded support for partners’ platforms
•	Closed two Maestro deals with industry leading customers for a total of $1.8 million
•	On track with expansion of sales and business development teams

Financial Highlights for the First Quarter of 2015, compared with the First Quarter of 2014:

•	Total revenues grew 47% to $10.4 million
•	Total license revenues grew 60% to $5.6 million, which was entirely organic
•	Non-GAAP net income of $0.2 million, compared with a Non-GAAP net loss of $0.1 million for the first quarter of 2014 *
•	Net loss of $1.3 million, compared with a net loss of $0.8 million for the first quarter of 2014
•	Generated positive cash flow from operations of $2.4 million
•
Cash and cash equivalents, including restricted cash, decreased to $11.3 million as of March 31, 2015 compared with $19.4 million as of December 31, 2014, primarily due to the funding of the Appfluent acquisition during the quarter

“We are pleased to report this quarter a 60% increase in total license revenue as a result of organic growth of our Big Data platforms, including Maestro and Replicate, which resulted in record first quarter revenue. This strong performance is driven by a number of factors, including having the majority of our sales team fully on-boarded, an increasing number of larger deals, and growth in OEM revenues,” stated Shimon Alon, Chairman and CEO of Attunity.

Sales and Marketing
Attunity’s expanded sales force in the U.S. and EMEA supported record first quarter revenues, including a significant increase from the EMEA region compared with the same period last year.

The Company’s strategy to maintain growth includes a continued expansion of the sales force. The Company's two new regional vice presidents of sales are already having a positive impact as they manage the expansion of the sales team and establish a scalable platform for continued growth. The newly hired salespeople are progressing and are expected to be fully ramped later this year. Resulting from these initiatives, Attunity continues to expand its customer base globally.

“The investment in global sales force enables us to meet the growing demand for our Big Data solutions. At the same time, we continue to develop and acquire technologies that respond to our customers’ evolving needs to take advantage of Big Data economics. Through the recent acquisitions of Appfluent and BIReady, we are expanding our value to analytics and Big Data customers. In particular, these acquisitions enabled us to significantly expand our product suite by offering end-to-end automation and optimization solutions, and  our sales team is now positioned to target a much larger addressable market,” concluded Mr. Alon.

Appfluent
Attunity’s recent acquisition, Appfluent, delivers critical business and IT visibility with data usage analytics that enable enterprises to optimize the economics and performance of their Big Data initiatives. The technology enables the efficient utilization of data warehouses and Hadoop, delivering significant ROI to enterprises using Big Data. With the Appfluent Visibility product, Attunity now offers the industry’s first product suite that analyzes Big Data usage patterns, and then moves large data volumes and processing workloads to Hadoop.

Financial Results for Q1 2015
Total revenues for the first quarter of 2015 increased 47% to $10.4 million, compared with $7.1 million for the same period of 2014. This included license revenues for the first quarter of 2015, which increased 60% organically to $5.6 million, compared with $3.5 million for the same period of 2014, as well as maintenance and service revenue which grew 34% to $4.8 million, compared with $3.6 million for the same period of 2014.

Total non-GAAP revenue for the first quarter of 2015 was $10.4 million, compared with revenue of $7.2 million for the same period of 2014. Non-GAAP revenue for the first quarter of 2015 includes approximately $35,000 of acquired maintenance revenue from Appfluent that was not recognized due to business combination accounting rules. Non-GAAP revenue for the first quarter of 2014 includes approximately $95,000 of acquired maintenance revenue from Hayes that was not recognized due to business combination accounting rules.*

The growth in total revenue is mainly attributable to growth in revenues from our direct sales channels, including the improvement in the EMEA region and the growth in OEM revenues, in particular the previously announced strategic licensing agreement with a leading cloud services provider.

Operating loss for the first quarter of 2015 was $0.8 million, compared with an operating loss of $0.7 million for the same period of 2014. This increase was primarily due to Appfluent acquisition related expenses and recent major investment in sales and marketing activities, partially offset by the growth in revenues.

Non-GAAP operating income was $0.8 million for the first quarter of 2015, compared with an operating loss of $24,000 for the first quarter of 2014. Non-GAAP operating income for the first quarter of 2015 excludes $1.5 million in expenses and amortization associated with acquisitions and equity based compensation expenses. This is compared with $0.7 million of similar expenses, for the same period last year.*

Net loss for the first quarter of 2015 was $1.3 million, or $0.09 per diluted share, compared with $0.8 million, or $0.05 per diluted share in the first quarter of 2014.

Non-GAAP net income for the first quarter of 2015 was $0.2 million, compared with net loss of $0.1 million for the same period last year. Non-GAAP net income for the first quarter of 2015 excludes a total of $1.5 million in expenses, mostly associated with acquisitions and equity-based compensation expenses. This is compared with $0.6 million of similar expenses, for the same period last year.*

Cash and cash equivalents, including restricted cash, were $11.3 million as of March 31, 2015, compared with $19.4 million as of December 31, 2014. This decrease was primarily due to payments made for the Appfluent acquisition, partially offset by positive cash flow from operations of $2.4 million.  Shareholders' equity was $37.2 million as of March 31, 2015, compared with $31.2 million as of December 31, 2014.

* See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call Information

The Company's management will host a conference call today, April 30, 2015, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are +1-888-312-3055 (U.S. Toll Free), 1-80-924-5905 (Israel), or +1-719-457-2701 (International). All dial-in participants must use the following code to access the call: 2893372. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the live conference call, a replay will be available through May 14, 2015 at +1-877-870-5176 (U.S. Toll Free) or +1-858-384-5517 (international). Participants must use the following code to access the replay of the call: 2893372. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, data flow management, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions, net of related tax, stock-based compensation expenses in accordance with ASC 718, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we established a scalable platform for continued growth and expansion of our customer base globally, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to our history of operating losses and ability to achieve profitability;  our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers;  risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; our ability to expand our business into the SAP market and the success of our Gold Client offering;  timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; risks and uncertainties relating to fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2015 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Chris Harrison
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / charrison@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2015

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2015	2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,837	$18,959
Restricted cash	430	430
Trade receivables (net of allowance for doubtful accounts of $15 at March 31, 2015 and December 31, 2014)	4,950	5,991
Other accounts receivable and prepaid expenses	925	453
Total current assets	$17,142	$25,833

LONG-TERM ASSETS:

Severance pay fund	$3,269	$3,247
Property and equipment, net	1,089	980
Goodwill and Intangible assets, net	43,280	22,869
Other assets	633	577

Total long-term assets	48,271	27,673
Total assets	$65,413	$53,506

ATTUNITY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data
	March 31,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	1,084	322
Payment obligation related to acquisitions	2,278	2,278
Deferred revenues	9,148	7,091
Employees and payroll accruals	2,725	3,023
Accrued expenses and other current liabilities	1,423	1,551
Total current liabilities	$16,658	$14,265

LONG-TERM LIABILITIES:

Deferred revenue	720	576
Liabilities presented at fair value and other long-term liabilities	2,680	1,004
Payment obligation related to acquisitions	3,759	2,208
Accrued severance pay	4,379	4,296
Total long-term liabilities	$11,538	$8,084

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,837	1,772
Authorized: 32,500,000 shares at March 31, 2015 and December 31, 2014; Issued and outstanding: 16,029,788 shares at March 31, 2015 and 15,375,716 shares at December 31, 2014
Additional paid-in capital	141,467	133,931
Accumulated other comprehensive loss	(1,085)	(871)
Accumulated deficit	(105,002)	(103,675)

Total shareholders' equity	37,217	31,157

Total liabilities and shareholders' equity	$65,413	$53,506

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2015	2014
	Unaudited

Software licenses	$5,579	$3,487
Maintenance and services	4,801	3,596
Total revenue	10,380	7,083

Operating expenses:

Cost of revenues	1,238	696
Research and development	2,196	2,295
Selling and marketing	6,182	3,969
General and administrative	1,556	812
Total operating expenses	11,172	7,772

Operating loss	(792)	(689)

Financial expenses, net	249	80

Loss before income taxes	(1,041)	(769)

Taxes on income (benefit)	286	(13)

Net loss	(1,327)	$(756)

Basic and diluted net loss per share	(0.09)	$(0.05)
Weighted average number of shares used in computing basic and diluted net loss per share	15,505	14,697

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended March 31,
	2015	2014
	Unaudited
Cash flows activities:
Net loss	$(1,327)	$(756)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	89	77
Stock based compensation	446	275
Amortization of intangible assets	502	295
Accretion of payment obligation	50	170
Change in:
Accrued severance pay, net	61	(67)
Trade receivables	1,041	1,379
Other accounts receivable and prepaid expenses	(471)	41
Other long term assets	-	32
Trade payables	726	(35)
Deferred revenues	1,531	1,281
Employees and payroll accruals	(313)	(769)
Accrued expenses and other liabilities	(204)	(179)
Change in liabilities presented at fair value and other long term liabilities	(36)	(127)
Change in deferred taxes, net	258	(107)
Net cash provided by operating activities	2,353	1,510

Cash flows from investing activities:
Purchase of property and equipment	(133)	(212)
Acquisition of company, net of cash acquired	(10,400)	-
Net cash used in investing activities	(10,533)	(212)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	83	344
Receipts on account of shares	-	13
Net cash provided by financing activities	83	357

Foreign currency translation adjustments on cash and cash equivalents	(25)	-
Increase in cash and cash equivalents	(8,122)	1,655
Cash and cash equivalents at the beginning of the period	18,959	16,481
Cash and cash equivalents at the end of the period	$10,837	$18,136
Supplemental disclosure of cash flow activities:
Cash paid during the period for income taxes	$621	$164
Non cash activities:
Issuance of shares against receipts on account of shares	$-	$81
Issuance of shares related to acquisition	7,072	-

ATTUNITY LTD. AND SUBSIDIARIES

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except share and per share data

	Three months ended March 31, 2015				Three months ended March 31, 2014
	Unaudited				Unaudited
	GAAP	Adj.		Non-GAAP	GAAP	Adj.		Non-GAAP
Software licenses	5,579			5,579	3,487			3,487
Maintenance and services	4,801	35	(a)	4,836	3,596	95	(a)	3,691
Total revenue	10,380			10,415	7,083			7,178

Operating expenses:
Cost of revenues	1,238	443	(b)	795	696	214	(b)	482
Research and development	2,196	100	(c)	2,096	2,295	83	(c)	2,212
Selling and marketing	6,182	254	(b), (c)	5,928	3,969	189	(b), (c)	3,780
General and administrative	1,556	712	(c), (e)	844	812	84	(c), (e)	728
Total operating expenses	11,172			9,663	7,772			7,202

Operating income	(792)			752	(689)			(24)
Financial expenses, net	249	32	(d)	217	80	43	(d)	37
Income (loss) before income taxes	(1,041)			535	(769)			(61)

Taxes on income	286	(49)	(f)	335	(13)	(80)	(f)	67
Net income (loss)	(1,327)			200	(756)			(128)

Basic net income (loss) per share	(0.09)			0.01	(0.05)			(0.01)
Weighted average number of shares used in computing basic net income (loss) per share	15,505			15,505	14,697			14,697

Diluted net income (loss) per share	(0.09)			0.01	(0.05)			(0.01)
Weighted average number of shares used in computing diluted net income (loss) per share	15,505			16,172	14,697			14,697

(a)	Valuation adjustment on acquired deferred services revenue

(b)	Amortization of intangible assets:

		Three months ended March 31,
		2015	2014
	Cost of revenues - amortization of technology	443	214
	Selling and marketing - amortization of customers relationship	59	81
		502	295

(c)	Stock-based compensation expenses under ASC 718 included in:
	Research and development	100	83
	Selling and marketing	195	108
	General and administrative	151	84
		446	275

(d)	Acquisition-related financial expenses and revaluation of liabilities presented at fair value:
	Revaluation of liabilities presented at fair value	(18)	(127)
	Acquisition-related financial expenses	50	170
		32	43

(e)	Acquisition related expenses in the amount of $561 and $0, for the three months ended March 31, 2015 and 2014, respectively.

(f)	Taxes related to acquisitions